Exhibit 99(b)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at September 30, 2020:

At September 30, 2020
(in millions)
Total short-term borrowings(1)	¥46,167,685

Long-term debt:
Obligations under finance leases	22,053
Unsubordinated debt	30,355,054
Subordinated debt	4,669,326
Obligations under loan securitization transactions	676,510
Debt issuance costs	(15,043)

Total long-term debt	35,707,900

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,581,995,120 shares)	2,090,270
Capital surplus	5,528,701
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,410,074
Accumulated other comprehensive income, net of taxes	(544,100)
Treasury stock, at cost: 737,756,963 common shares	(503,361)

Total shareholders’ equity	15,221,155

Noncontrolling interests	603,384

Total equity	15,824,539

Total capitalization and indebtedness	¥51,532,439

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.